October 23, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.W.
Washington, D.C. 20549

Re: PowerShares Exchange-Traded Fund Trust, File No. 811-21265
    PowerShares Exchange-Traded Fund Trust II, File No. 811-21977
    PowerShares Actively Managed Exchange-Traded Fund Trust, File No. 811-22148 PowerShares India Exchange-Traded Fund Trust, File No. 811-22147

Ladies and Gentlemen:

Enclosed for filing pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended (the "Act") are the following documents regarding the joint insured fidelity bond for the above-referenced investment companies:

     1. A copy of the Investment Company Blanket Bond with attached riders pertaining thereto.

     2. A copy of the Resolutions relating to the Consideration of the Fidelity Bond.

     3. A statement showing the amount of the single insured bond which each of the above-referenced investment companies would have provided and maintained had each investment company not been named as an insured under a joint insured bond;

     4.   A statement as to the period for which premiums have been paid; and

     5.   A copy of the Fidelity Bond Insurance Allocation Agreement.

If you should need any additional information, please contact me at
(630) 868-7161.

Sincerely,


/s/ Harold Bruce Bond
Harold Bruce Bond
Managing Director, President

Invesco PowerShares Capital Management LLC

CC: Kevin R. Gustafson

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 8

INSURED                                                              BOND NUMBER

POWERSHARES EXCHANGE - TRADED FUND TRUST                              07722108B

EFFECTIVE DATE                   BOND PERIOD           AUTHORIZED REPRESENTATIVE


SEPTEMBER 18, 2008       MAY 1, 2008 TO MAY 1, 2009    /S/ JOHN T. MULLIGAN

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

     -    PowerShares Global Biotech Portfolio

     -    PowerShares Global Agriculture Portfolio

     -    PowerShares Global Coal Portfolio

     -    PowerShares Global Gold and Precious Metals Portfolio

     -    PowerShares Global Steel Portfolio

     - PowerShares Global Progressive Transportation Portfolio, each a series of:

     PowerShares Exchange - Traded Fund Trust II

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                                 RN1.0-00 (1/02)

RESOLVED, that giving due consideration to the value of the aggregate assets of the PowerShares Exchange-Traded Fund Trust II ("Trust II"), the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in Trust II's portfolios, the nature and method of conducting Trust II's operations, and the accounting procedures and controls of Trust II, the coverage against larceny and embezzlement provided under a fidelity bond (the "Bond") issued by ICI Mutual Insurance Company in the amount of $10 million is deemed by the Board of Trustees, including a majority of Trustees who are not "interested persons" of Trust II (as defined in Section 2(a)(19) of the 1940 Act), to be adequate as to amount, type and form and in the best interests of the PowerShares Global Agriculture Portfolio, PowerShares Global Biotech Portfolio, PowerShares Global Coal Portfolio, PowerShares Global Gold and Precious Metals Portfolio, PowerShares Global Steel Portfolio and PowerShares Global Transportation Portfolio (the "New Portfolios"), and therefore, the appropriate officers of Trust II be, and they hereby are, and each hereby is, authorized to cause the New Portfolios to be added to the Bond; and it is further

RESOLVED, that the officers of Trust II are authorized and directed to add the New Portfolios to the joint allocation agreement among Trust II and PowerShares Exchange-Traded Fund Trust, PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Fund Trust concerning the Bond, such agreement being in substantially the form described at this Meeting; and it is further

RESOLVED, that the proper officers of Trust II be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and Rule 17g-1 under the 1940 Act.

                                  FIDELITY BOND

                         INSURANCE ALLOCATION AGREEMENT

     THIS INSURANCE ALLOCATION AGREEMENT (the "Agreement") is made as of September 18, 2008, by and among PowerShares Exchange-Traded Fund Trust, a Massachusetts business trust, for itself and on behalf of each series thereof now or hereafter existing, PowerShares Exchange-Traded Fund Trust II, a Massachusetts business trust, for itself and on behalf of each series thereof now or hereafter existing, PowerShares India Exchange-Traded Fund Trust, a Massachusetts business trust, for itself and on behalf of each series thereof now or hereafter existing, and PowerShares Actively Managed Exchange-Traded Fund Trust, a Delaware statutory trust, for itself and on behalf of each series thereof now or hereafter existing (individually referred to herein as a "Trust," and collectively as the "Trusts" and each series of the Trusts identified from time to time on Schedule A and being referred to herein as a "Series") (the Trusts sometimes individually hereinafter referred to as a "Party" or collectively as "Parties").

     WHEREAS, the Trusts have been named as insureds ("Insureds") under a joint fidelity bond (the "Bond") approved by each Trust's Board of Trustees (the "Board");

     WHEREAS, the Bond is intended to satisfy the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended; and

     WHEREAS, the Parties, in accordance with the requirements of Rule 17g-1(f), desire to establish (i) the criteria by which the premiums for the Bond shall be allocated among the Parties and (ii) the criteria by which the amounts payable under the Bond shall be allocated among the Parties covered under same.

     NOW, THEREFORE, it is agreed as follows:

     1. Each Series of a Trust shall pay a percentage of the premium for the Bond, as allocated in such equitable manner as determined by the Boards of Trustees of the Trusts, which amounts are set forth on Schedule B to this Agreement. From time to time adjustments may be made by mutual agreement of the Trusts to the portion of the premiums theretofore paid by a Trust or Series, based on a subsequent change or changes in the net assets of one or more Trusts or the addition or withdrawal of a Trust or Series pursuant to this Agreement.

     2. If the insurer issuing the Bond (the "Insurer") is willing, with or without additional premium, to add, as an Insured under the Bond, any investment company not listed as a signatory to this Agreement or any Series of a Trust not identified on Schedule A of this Agreement, the Trusts agree (a) that such addition may be made provided that the non-interested directors or trustees of the Trusts covered by the Bond shall approve such addition and (b) that such additional entity may become a party to this Agreement and be included within the terms "Trust" or "Party" provided that in each case such entity shall have executed and delivered to the Trusts its written agreement to become a party hereto and to be bound by the terms of this Agreement.

     3. In the event that the claims of loss of two or more Parties as Insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, or in the event that the aggregate recovery by the Insureds under the Bond is less than the aggregate loss incurred by the Insureds that gave rise to the claims, the following rules shall determine, as between the claimants, the priority of satisfaction of the claims under the Bond:

          (a) First, all claims of each Trust which have been duly proven and established under the Bond shall be satisfied up to the minimum amount of the Bond required for such Trust under Rule 17g-1(d); and

          (b) Second, the remaining amount of recovery, if any, shall then be applied to claims of the Parties in proportion to the total of the unsatisfied amount of the claims of all such Parties.

     4. This Agreement shall become effective as of the date first above written, and shall remain in full force and effect during the effective period of the Bond as specified therein. Any Party may withdraw from this Agreement and the Bond upon sixty (60) days' written notice to the other Parties and the Securities and Exchange Commission in accordance with Rule 17g-1 under the Act. The withdrawing Party shall be entitled to receive its proportionate share of any premium refund received from the Insurer.

     5. The obligations of the Trusts which are organized as Massachusetts business trusts, or any other investment company organized as a Massachusetts business trust which may be added pursuant to Section 2 under this Agreement, are not binding upon any of the trustees or holders of shares of beneficial interest of any such trust individually, but bind only the respective trust estate of each.

     6. This Agreement shall supersede all prior agreements entered into between or among any of the Trusts with respect to the same matters.

     7. Notwithstanding the foregoing, claims made under the Bond during a period prior to the effective date of this Agreement (and any recoveries related to any such claims) shall be subject to the terms of the premium sharing and allocation agreement in effect during that period.

     IN WITNESS WHEREOF the Trusts have caused this Agreement to be executed by their officers, as appropriate, hereunto duly authorized all as of the 21 day of October, 2008.

                                        POWERSHARES EXCHANGE-TRADED FUND TRUST


                                        By: /s/ Harold Bruce Bond
                                            ------------------------------------


                                        POWERSHARES EXCHANGE-TRADED FUND
                                        TRUST II


                                        By: /s/ Harold Bruce Bond
                                            ------------------------------------


                                        POWERSHARES INDIA EXCHANGE-TRADED FUND
                                        TRUST


                                        By: /s/ Harold Bruce Bond
                                            ------------------------------------


                                        POWERSHARES ACTIVELY MANAGED
                                        EXCHANGE-TRADED FUND TRUST


                                        By: /s/ Harold Bruce Bond
                                            ------------------------------------

                                   SCHEDULE A

                                     SERIES

POWERSHARES EXCHANGE-TRADED FUND TRUST

     1.   PowerShares Dynamic Market Portfolio

     2.   PowerShares Dynamic Small Cap Growth Portfolio

     3.   PowerShares Dynamic Small Cap Value Portfolio

     4.   PowerShares Dynamic Biotechnology & Genome Portfolio

     5.   PowerShares Dynamic Food & Beverage Portfolio

     6.   PowerShares Dynamic Leisure and Entertainment Portfolio

     7.   PowerShares Dynamic Media Portfolio

     8.   PowerShares Dynamic Networking Portfolio

     9.   PowerShares Dynamic Pharmaceuticals Portfolio

     10.  PowerShares Dynamic Semiconductors Portfolio

     11.  PowerShares Dynamic Software Portfolio

     12.  PowerShares Dynamic OTC Portfolio

     13.  PowerShares Dynamic Zacks MicroCap Portfolio

     14.  PowerShares International Dividend Achievers Portfolio

     15.  PowerShares Dividend Achievers Portfolio

     16.  PowerShares High Growth Rate Dividend Achievers Portfolio

     17.  PowerShares Aerospace & Defense Portfolio

     18.  PowerShares Dynamic Building & Construction Portfolio

     19.  PowerShares Dynamic Energy Exploration & Production Portfolio

     20.  PowerShares Dynamic Insurance Portfolio

     21.  PowerShares Dynamic Oil & Gas Services Portfolio

     22.  PowerShares Dynamic Retail Portfolio

     23.  PowerShares High Yield Equity Dividend Achievers Portfolio

     24.  PowerShares Dynamic Utilities Portfolio

     25.  PowerShares Lux Nanotech Portfolio

     26.  PowerShares Water Resources Portfolio

     27.  PowerShares Value Line Timeliness Select Portfolio

     28.  PowerShares Dynamic Hardware & Consumer Electronics Portfolio

     29.  PowerShares Dynamic Telecommunications & Wireless Portfolio

     30.  PowerShares Golden Dragon Halter USX China Portfolio

     31.  PowerShares WilderHill Clean Energy Portfolio

     32.  PowerShares Dynamic Large Cap Growth Portfolio

     33.  PowerShares Dynamic Large Cap Value Portfolio

     34.  PowerShares Dynamic Mid Cap Growth Portfolio

     35.  PowerShares Dynamic Mid Cap Value Portfolio

     36.  PowerShares Zacks Small Cap Portfolio

     37.  PowerShares FTSE RAFI U.S. 1000 Portfolio

     38.  PowerShares Dynamic Energy Sector Portfolio

     39.  PowerShares Dynamic Financial Sector Portfolio

     40.  PowerShares Dynamic Healthcare Sector Portfolio

     41.  PowerShares Dynamic Healthcare Services Portfolio

     42.  PowerShares Dynamic Industrials Sector Portfolio

     43.  PowerShares Dynamic Large Cap Portfolio

     44.  PowerShares Dynamic MagniQuant Portfolio

     45.  PowerShares Dynamic Mid Cap Portfolio

     46.  PowerShares Dynamic Small Cap Portfolio

     47.  PowerShares Dynamic Technology Sector Portfolio

     48.  PowerShares Buyback Achievers Portfolio

     49.  PowerShares FTSE RAFI Basic Materials Sector Portfolio

     50.  PowerShares FTSE RAFI Consumer Goods Sector Portfolio

     51.  PowerShares FTSE RAFI Consumer Services Sector Portfolio

     52.  PowerShares FTSE RAFI Energy Sector Portfolio

     53.  PowerShares FTSE RAFI Financials Sector Portfolio

     54.  PowerShares FTSE RAFI Health Care Sector Portfolio

     55.  PowerShares FTSE RAFI Industrials Sector Portfolio

     56.  PowerShares FTSE RAFI Telecommunications & Technology Sector Portfolio

     57.  PowerShares FTSE RAFI US 1500 Small-Mid Portfolio

     58.  PowerShares FTSE RAFI Utilities Sector Portfolio

     59.  PowerShares Cleantech Portfolio

     60.  PowerShares Dynamic Aggressive Growth Portfolio

     61.  PowerShares Dynamic Banking Portfolio

     62.  PowerShares Dynamic Basic Materials Sector Portfolio

     63.  PowerShares Dynamic Consumer Discretionary Sector Portfolio

     64.  PowerShares Dynamic Consumer Staples Sector Portfolio

     65.  PowerShares Dynamic Deep Value Portfolio

     66.  PowerShares Financial Preferred Portfolio

     67.  PowerShares Listed Private Equity Portfolio

     68.  PowerShares DWA Technical Leaders Portfolio

     69.  PowerShares Value Line Industry Rotation Portfolio

     70.  PowerShares WilderHill Progressive Energy Portfolio

     71.  PowerShares S&P 500 BuyWrite Portfolio

     72.  PowerShares FTSE NASDAQ Small Cap Portfolio

     73.  PowerShares NASDAQ Internet Portfolio

     74.  PowerShares NXQ Portfolio

     75.  PowerShares DJIA BuyWrite Portfolio

     76.  PowerShares NASDAQ-100 BuyWrite Portfolio

     77.  PowerShares Dynamic Dividend Portfolio

     78.  PowerShares Security Portfolio

     79.  PowerShares S&P US Stars Portfolio

     80.  PowerShares Evangelical 150 Portfolio

     81.  PowerShares Catholic 150 Portfolio

     82.  PowerShares NASDAQ Transportation Portfolio

     83.  PowerShares NASDAQ Financial-100 Portfolio

POWERSHARES EXCHANGE-TRADED FUND TRUST II

     84.  PowerShares Dynamic Asia Pacific Portfolio

     85.  PowerShares FTSE RAFI Asia Pacific ex-Japan Portfolio

     86.  PowerShares FTSE RAFI Developed Markets ex-U.S. Small-Mid Portfolio

     87.  PowerShares FTSE RAFI Developed Markets ex-U.S. Portfolio

     88.  PowerShares FTSE RAFI Emerging Markets Portfolio

     89.  PowerShares FTSE RAFI Europe Portfolio

     90.  PowerShares FTSE RAFI Europe Small-Mid Portfolio

     91.  PowerShares FTSE RAFI Japan Portfolio

     92.  PowerShares International Listed Private Equity Portfolio

     93.  PowerShares Global Water Portfolio

     94.  PowerShares Global Clean Energy Portfolio

     95.  PowerShares Dynamic Developed International Opportunities Portfolio

     96.  PowerShares Dynamic Europe Portfolio

     97.  PowerShares FTSE RAFI International Real Estate Portfolio

     98.  PowerShares 1-30 Laddered Treasury Portfolio

     99.  PowerShares Emerging Markets Sovereign Debt Portfolio

     100. PowerShares High Yield Corporate Bond Portfolio

     101. PowerShares Insured National Municipal Bond Portfolio

     102. PowerShares Insured New York Municipal Bond Portfolio

     103. PowerShares Insured California Municipal Bond Portfolio

     104. PowerShares VRDO Tax-Free Weekly Portfolio

     105. PowerShares DWA Developed Markets Technical Leaders

     106. PowerShares DWA Emerging Markets Technical Leaders

     107. PowerShares Autonomic Balanced NFA Global Asset Portfolio

     108. PowerShares Autonomic Balanced Growth NFA Global Asset Portfolio

     109. PowerShares Autonomic Growth NFA Global Asset Portfolio

     110. PowerShares FTSE RAFI Asia Pacific ex-Japan Small-Mid Portfolio

     111. PowerShares Global Nuclear Energy Portfolio

     112. PowerShares Preferred Portfolio

     113. PowerShares FTSE RAFI Latin America Portfolio

     114. PowerShares FTSE RAFI Australia Portfolio

     115. PowerShares FTSE RAFI Brazil Portfolio

     116. PowerShares FTSE RAFI Canada Portfolio

     117. PowerShares FTSE RAFI China Portfolio

     118. PowerShares FTSE RAFI France Portfolio

     119. PowerShares FTSE RAFI Germany Portfolio

     120. PowerShares FTSE RAFI Hong Kong Portfolio

     121. PowerShares FTSE RAFI Mexico Portfolio

     122. PowerShares FTSE RAFI South Africa Portfolio

     123. PowerShares FTSE RAFI South Korea Portfolio

     124. PowerShares FTSE RAFI Taiwan Portfolio

     125. PowerShares FTSE RAFI United Kingdom Portfolio

     126. PowerShares Dynamic Emerging Markets Portfolio

     127. PowerShares Developed International Growth Portfolio

     128. PowerShares Developed International Value Portfolio

     129. PowerShares Dynamic Japan Portfolio

     130. PowerShares Dynamic Australia Portfolio

     131. PowerShares Dynamic Canada Portfolio

     132. PowerShares Dynamic France Portfolio

     133. PowerShares Dynamic Germany Portfolio

     134. PowerShares Dynamic UK Portfolio

     135. PowerShares Ireland Portfolio

     136. PowerShares S&P European Stars Portfolio

     137. PowerShares Investment Grade Corporate Bond Portfolio

     138. PowerShares Aggregate Bond Portfolio

     139. PowerShares 1-20 Laddered Treasury Portfolio

     140. PowerShares 1-10 Laddered Treasury Portfolio

     141. PowerShares 1-5 Laddered Treasury Portfolio

     142. PowerShares National Municipal Bond Portfolio

     143. PowerShares Developed Markets Infrastructure Portfolio

     144. PowerShares Emerging Markets Infrastructure Portfolio

     145. PowerShares Space and Satellite Portfolio

     146. PowerShares DJ Global Exchanges Portfolio

     147. PowerShares Asia-Pacific Water Portfolio

     148. PowerShares MENA Frontier Countries Portfolio

     149. PowerShares Global Agriculture Portfolio

     150. PowerShares Global Biotech Portfolio

     151. PowerShares Global Coal Portfolio

     152. PowerShares Global Gold and Precious Metals Portfolio

     153. PowerShares Global Steel Portfolio

     154. PowerShares Global Progressive Transportation Portfolio

     155. PowerShares Global Wind Energy Portfolio

POWERSHARES INDIA EXCHANGE-TRADED FUND TRUST

     156. PowerShares India Portfolio

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

     157. PowerShares Active AlphaQ Fund

     158. PowerShares Active Alpha Multi-Cap Fund

     159. PowerShares Active Mega Cap Fund

     160. PowerShares Active Low Duration Fund

                                   SCHEDULE B

                                     SERIES

     The premium of the Bond shall be allocated 25% to each Trust, one-half per capita and one-half pro rata by assets to each Series of a Trust then existing as of May 1, 2008.

                    PERIOD FOR WHICH PREMIUMS HAVE BEEN PAID

The premiums for the POWERSHARES EXCHANGE TRADED FUND TRUST II have been paid through May 1, 2008 through May 1, 2009.


By: /s/ Harold Bruce Bond
    ---------------------------------
    Harold Bruce Bond

October 20, 2008

AMOUNT OF THE SINGLE INSURED BOND WHICH EACH INVESTMENT COMPANY WOULD HAVE PROVIDED AND MAINTAINED HAD EACH COMPANY NOT BEEN NAMED AS AN INSURED UNDER A JOINT INSURED BOND

Had the following investment companies not been named as insured under a joint insured bond, pursuant to section 17g-1(g)(1)(B)(iii), each of them would have provided and maintained a single insured bond in the amounts set forth below:

1. PowerShares Global Biotech Portfolio                      $100,000.00
2. PowerShares Global Agriculture Portfolio                  $100,000.00
3. PowerShares Global Coal Portfolio                         $100,000.00
4. PowerShares Global Gold and Precious Metals Portfolio     $100,000.00
5. PowerShares Global Steel Portfolio                        $100,000.00
6. PowerShares Global Progressive Transportation Portfolio   $100,000.00

/s/ Harold Bruce Bond
-------------------------------------                       --------------------
Harold Bruce Bond                                           October 20, 2008